# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fortress Private Lending Fund, CIK 0002012139
CUSIP: 34966T107
Title of class of securities: Class I common shares of beneficial interest
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 46th Floor, New York, New York (NY), 10105
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002087936

## Reporting persons
- FTS SIP II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); sole voting power 8,008,249; shared voting power 0; sole dispositive power 8,008,249; shared dispositive power 0; aggregate amount beneficially owned 8,008,249 (25.06% of the class)
  Comment: The reported percentage is calculated based upon 31,960,592 shares of Class I common shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 10, 2025.

## Item 1. Issuer
Name of issuer: Fortress Private Lending Fund
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 46th Floor, New York, New York, 10105

## Item 2. Person Filing
Name of person filing: FTS SIP II L.P., referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
22 Grenville Street
St. Helier, Jersey, JE4 8PX
Citizenship: See response to row 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page.

The reported securities are directly held by the Reporting Person, which is a managed account for the benefit of Strategic Investment Portfolio LP.

Pursuant to Rule 13d-4 of the Act, the Reporting Person declares that filing this statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.
Percent of class: See response to row 11 on the cover page.
Sole power to vote or to direct the vote: See response to row 5 on the cover page.
Shared power to vote or to direct the vote: See response to row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information set forth in Item 4(a) is incorporated by reference into this Item 6.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- FTS SIP II L.P.: /s/ David N. Brooks, David N. Brooks / Assistant Secretary, By: FCO BT GP LLC, its general partner (11/14/2025)